Eugene Trowbridge, CCIM

Partner

 _______________

Jillian Sidoti, CCIM

Partner

 _______________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

 _______________

 _______________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

September 18, 2018

VIA EDGAR

Re:    Elegance Spirits, Inc.

Amendment No. 2 to Offering Statement on Form

1-A Filed September 5, 2018

File No. 024-10879

Dear Mr. Burr and Ms. Lippmann,

The Company is in receipt of your comments dated September 18, 2018. We have the following responses.

Staff Comment:

Exhibits

1. We note your revenue forecasts on page 25 of the roadshow deck. Please include these statements in your offering circular or revise your test the waters materials. If you elect to include this disclosure in the offering circular, please state the basis for these statements given that you are in the start-up phase and have generated no revenues. Include your assumptions and the risks relating to your assumptions. Please also redistribute the test the waters materials in a substantially similar manner as such materials were originally distributed. See Securities Act Rule 255(d).

Company Response:

This has been updated. Please see the following: http://americasnextinvestment.com/offers/elegance-vodka

Thank you for your time. Please inform the Company and me when the Company may request qualification.

Sincerely,

Jillian Ivey Sidoti, Esq.
Securities Counsel for the Company